SEC
Mail Processing SEC ... SSION
Section

AUG 29 2019

Washington DC
413

19011286

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-23280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMSbonds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Technology Way, 2nd Floor
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Seligsohn 305-937-0660
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Michael S. Seligsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMSbonds, Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

SUSAN TSENG PINDELL
Notary Public - State of Florida
Commission # GG 338876
My Comm. Expires Aug 7, 2023

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Compliance Report and related Report of Independent Registered Public Accounting Firm.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

SEC
Mail Processing
Section
AUG 29 2019
Washington DC
413

FMSBONDS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

CONTENTS

KAUFMAN | ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
FMSbonds, Inc.
Boca Raton, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FMSbonds, Inc. (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman Rossin & Co., P.A.

We have served as the Company's auditor since 1989.

Miami, Florida
August 28, 2019

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

FMSbonds, Inc.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2019

ASSETS

CASH, including $3,033,463 segregated for exclusive benefit of customers	$	8,339,509
RECEIVABLE FROM BROKERS AND DEALERS		191,768
RECEIVABLE FROM CUSTOMERS		5,938,996
SECURITIES OWNED, AT FAIR VALUE (NOTES 3, 5 AND 9)		71,247,663
BOND INTEREST AND REDEMPTIONS RECEIVABLE		506,471
PROPERTY AND EQUIPMENT (NOTE 2)		863,981
OTHER ASSETS (NOTE 4)		1,223,695
	$	88,312,083

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to brokers and dealers	$	30,970
Payable to customers		607,071
Securities sold, but not yet purchased, at fair value (Notes 3 and 9)		364,117
Stockholders' distribution payable		1,000,000
Accounts payable and accrued liabilities (Note 7)		13,631,317
Total liabilities		15,633,475
LEASE COMMITMENTS AND CONTINGENCIES (NOTE 6)		
STOCKHOLDERS' EQUITY		72,678,608
	$	88,312,083

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMSbonds, Inc. (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission, and in an administrative capacity earning fees for administrative services rendered.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis, and all securities are carried at fair value.

Recent Accounting Developments – ASC606 Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach.

The Company adopted the new standard on July 1, 2018 using the modified retrospective approach, which requires the Firm to apply the new revenue standard to (i) all new revenue contracts entered into after July 1, 2018, and (ii) all existing revenue contracts as of July 1, 2018 through a cumulative adjustment to equity. The adoption of ASC 606 resulted in no material effect on the Company's 2019 financial statements.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Generally accepted accounting principles require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Fair value measurements establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value measurements to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Municipal Bonds and Certificates of Deposit. The fair value of municipal bonds and certificates of deposit is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds and certificates of deposit are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and credit ratings as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	7 years
Transportation equipment	5 years

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Loans and Advances to Employees

Loans and advances to employees are stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns. Accordingly, no provision for income taxes is included in the accompanying financial statements.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2019 consisted of the following:

Furniture and fixtures	$	929,775
Office equipment		461,342
Leasehold improvements		1,480,654
Transportation equipment		678,753
		3,550,524
Less: accumulated depreciation and amortization		(2,686,543)
	$	863,981

NOTE 3. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2019:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities Owned				
Certificates of deposit	$ -	$ 498,178	$ -	$ 498,178
Corporate bonds	-	2,903,873	-	2,903,873
Municipal bonds:				
Insured	-	8,158,420	-	8,158,420
Uninsured	-	59,687,192	-	59,687,192
Total municipal bonds	-	67,845,612	-	67,845,612
	$ -	$ 71,247,663	$ -	$ 71,247,663
LIABILITIES, at fair value				
Securities Sold, But Not Yet Purchased				
Corporate Bonds	$ -	$ 330,290	$ -	$ 330,290
Municipal bonds	-	33,827	-	33,827
	$ -	$ 364,117	$ -	$ 364,117

NOTE 4. OTHER ASSETS

Other assets at June 30, 2019 consisted of the following:

Net cash value of life insurance policies	$ 5,000
Prepaids	101,280
Deposits	191,981
Other receivables	627,589
Employee loans receivable	297,845
	$ 1,223,695

NOTE 5. COLLATERAL LOAN FACILITIES

The Company has a collateral loan facility with its primary clearing broker in New York, Bank of New York Mellon (BNY Mellon). This credit facility provides for borrowings up to $100,000,000, and is due on demand. Borrowings are collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. There was no outstanding balance at June 30, 2019.

Additionally, the Company has a secondary brokerage credit agreement with U.S. Bank National Association (U.S. Bank). This credit facility provides for borrowings up to $50,000,000, and is due on demand. The collateral loan payable due to U.S. Bank is collateralized in the same manner as amounts due to the clearing broker. The collateral is pledged to U.S. Bank and held at the Depository Trust Company. There was no outstanding balance at June 30, 2019.

NOTE 6. LEASE COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various non-cancelable operating leases for certain equipment and office facilities.

As of June 30, 2019, the approximate future minimum annual rentals under the non-cancelable leases are as follows:

2020	$	144,000
2021		25,000
2022		17,000
2023		11,000
	$	197,000

The Company has month-to-month lease arrangements with its stockholders for office facilities in North Miami Beach, Florida and Boca Raton, Florida. Effective July 1, 2019, the Company formalized the two facility leases with its stockholders as five year leases with 3% rent escalation provisions.

Contingencies

The Company is party to legal proceedings arising in the ordinary course of business. In the opinion of management, based on a review with legal counsel, the Company does not believe that these matters will have a material effect on the Company's financial position or operating results.

NOTE 7. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. At June 30, 2019, the Company had accrued approximately $178,000 for this plan. Additionally, the Company maintains a non-qualified Supplemental Employees' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employees' salary and years of employment. At June 30, 2019, the Company had accrued approximately $7,567,000 for the SERP (approximately $498,000 is related to current year) based on approximately $9,156,000 of fully vested, gross future benefits. The weighted average discount rate used to determine benefit obligations and benefit costs as of June 30, 2019 and the year then ended was 2.75%. The SERP participants are considered to be general creditors of the Company, and there are no segregated or specifically designated plan assets. These accruals are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 8. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2019, the Company's "Net Capital" was $50,350,571 which exceeded requirements by $49,334,678. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.30 to 1 at June 30, 2019.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased, aggregate $364,117 at June 30, 2019. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the fair value in the accompanying statement of financial condition. Additionally, the securities owned and cash on deposit with clearing firms serve as collateral for this short-sale liability.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by BNY Mellon and the Depository Trust Company. At June 30, 2019, a majority of securities owned are held by these entities.

NOTE 9. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK (continued)

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 10. SUBSEQUENT EVENTS

The Financial Accounting Standards Board, (FASB) previously issued ASU 2016-02, Leases capitalized, which will supersede the current lease requirements in ASC 840. The ASU requires lessees to recognize a right-to-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. Currently, leases are classified as either capital or operating, with only capital leases recognized on the balance sheet. The reporting of the lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective for the Company's year ending June 30, 2020 and will be applied using a modified retrospective transition method as of July 2019. The new lease standard is expected to result in a $5,000,000 right-to-use asset and related lease liability, with no effect of adoption on regulatory net capital.

The Company has evaluated subsequent events through August 28, 2019, which is the date the financial statements were issued and determined that no additional financial statement recognition or disclosure is necessary.